                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                 TCI Music, Inc.
                              --------------------
                                (Name of Issuer)

         Series A Convertible Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    87229N200
                                 (CUSIP Number)

                              Thomas K. Pasch, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7188
                              --------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 16, 1997
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87229N200                                              Page 2 of 14
--------------------------------------------------------------------------------
1. Name of reporting person
   S.S. or I.R.S. Identification No. of above person

   StarNet, Inc.
--------------------------------------------------------------------------------
2. Check the appropriate box if a member of a group*
                                                              (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds*

   OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure  of Legal  Proceedings
   is Required  Pursuant to Items 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   Delaware

--------------------------------------------------------------------------------
   Number of Shares                       7. Sole Voting Power
   Beneficially Owned By                     -0-
   Each Reporting Person                  8. Shared Voting Power
   With                                       447,332
                                           9. Sole Dispositive Power
                                              -0-
                                          10. Shared Dispositive Power
                                              447,332

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    501,290

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                             [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    28.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87229N200                                              Page 3 of 14
--------------------------------------------------------------------------------
1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Lenfest Communications, Inc.

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group*
                                                             (a) [ ]
                                                             (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds*

    OO

--------------------------------------------------------------------------------
5.  Check Box if Disclosure  of Legal  Proceedings
    is Required  Pursuant to Items 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
    Number of Shares                        7.  Sole Voting Power
    Beneficially Owned By Each                  -0-
    Reporting Person                        8.  Shared Voting Power
    With                                        501,290
                                            9.  Sole Dispositive Power
                                                -0-
                                           10.  Shared Dispositive Power
                                                501,290

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    501,290

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                            [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    28.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87229N200                                              Page 4 of 14
--------------------------------------------------------------------------------
1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    H.F. Lenfest

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group*
                                                            (a) [ ]
                                                            (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds*

    00

--------------------------------------------------------------------------------
5.  Check Box if Disclosure  of Legal  Proceedings
    is Required  Pursuant to Items 2(d) or 2(e)                 [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States

--------------------------------------------------------------------------------
    Number of Shares                        7.  Sole Voting Power
    Beneficially Owned By                       -0-
    Each Reporting Person                   8.  Shared Voting Power
    With                                        501,290
                                            9.  Sole Dispositive Power
                                                -0-
                                           10.  Shared Dispositive Power
                                                501,290

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    501,290

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                             [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    28.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person*

    IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87229N200                                              Page 5 of 14
--------------------------------------------------------------------------------
1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    StarNet Interactive Entertainment, Inc.

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group*
                                                           (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds*

    OO

--------------------------------------------------------------------------------
5.  Check Box if Disclosure  of Legal  Proceedings
    is Required  Pursuant to Items 2(d) or 2(e)            [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------
    Number of Shares                       7.  Sole Voting Power
    Beneficially Owned By                      -0-
    Each Reporting Person                  8.  Shared Voting Power
    With                                       315,484
                                           9.  Sole Dispositive Power
                                               -0-
                                          10.  Shared Dispositive Power
                                               315,484

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    501,290

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                        [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    28.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87229N200                                              Page 6 of 14
--------------------------------------------------------------------------------
1. Name of reporting person
   S.S. or I.R.S. Identification No. of above person

   Suburban Cable TV Co. Inc.

--------------------------------------------------------------------------------
2. Check the appropriate box if a member of a group*
                                                            (a) [ ]
                                                            (b) [X]

--------------------------------------------------------------------------------
3. SEC Use Only


--------------------------------------------------------------------------------
4. Source of Funds*

   OO

--------------------------------------------------------------------------------
5. Check Box if Disclosure  of Legal  Proceedings
   is Required  Pursuant to Items 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   Pennsylvania

--------------------------------------------------------------------------------
   Number of Shares                       7.  Sole Voting Power
   Beneficially Owned By                      -0-
   Each Reporting Person                  8.  Shared Voting Power
   With                                       53,958
                                          9.  Sole Dispositive Power
                                              -0-
                                         10.  Shared Dispositive Power
                                              53,958

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    501,290

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                             [X]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    28.8%

--------------------------------------------------------------------------------
14. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87229N200                                              Page 7 of 14

     This Statement on Schedule 13D (the "Statement") is jointly filed by Lenfest Communications, Inc. ("LCI"), Suburban Cable TV Co Inc. ("Suburban"), StarNet, Inc. ("StarNet"), StarNet Interactive Entertainment, Inc. ("StarNet Int") and H.F. Lenfest ("HFL"; collectively with LCI, Suburban, StarNet and StarNet Int, the "Reporting Persons") pursuant to the Joint Filing Agreement, dated December 24, 1997, filed as Exhibit 99.0.1 hereto.

     This Statement relates to the TCI Music Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of TCI Music, Inc., a Delaware corporation (the "Company").

     This Statement is filed to disclose the acquisition by the Reporting Persons in the merger of The Box Worldwide, Inc. with and into the Company of more than 5% of the outstanding Preferred Stock of the Company.

Item 1.  Security and Issuer

     The title of the class of equity securities to which this Statement relates is TCI Music Class A Convertible Preferred Stock, par value $0.01 per share.

     To the knowledge of the Reporting Persons the names and addresses of the principal executive officers of the Company are as follows:

               Name                                       Title
       ---------------------                       --------------------
          David B. Koff                              President and CEO
        Stephen M. Brett                       Vice President and Secretary

     The address of the named executive officers of the Company is 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111.


Item 2.  Identity and Background

     As a result of the corporate relationship among the Reporting Persons, the Reporting Persons may be deemed to constitute a "group" for purposes of this Statement.

     LCI is a Delaware corporation with its principal business address and its principal office address at 5 North Market Street, Suite 1300, Wilmington, Delaware 19899. LCI is principally engaged in acquiring, developing and operating cable television systems through its direct and indirect subsidiaries.

     Suburban is a Pennsylvania corporation with its principal business address and its principal office address c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. Suburban is a wholly-owned subsidiary of LCI.

CUSIP NO. 87229N200                                              Page 8 of 14

Suburban is principally engaged in providing cable television and other cable related services to its customers.

     StarNet is a Delaware corporation with its principal business address and its principal office address c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. StarNet is a wholly-owned subsidiary of LCI. StarNet is principally engaged in offering program promotion for cable television programming products.

     StarNet Int is a Delaware corporation with its principal business address and its principal office address c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. StarNet Int is a wholly-owned subsidiary of StarNet. StarNet Int is a passive investment vehicle principally engaged in holding its investment in the Company.

     None of LCI, Suburban, StarNet or StarNet Int has, during the last five years, been convicted in a criminal proceeding, and none has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors and Executive Officers of the Reporting Persons:

     H.F. Lenfest is a director, President and CEO of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. Lenfest's principal occupation is as President and CEO of LCI and its subsidiaries, including Suburban, StarNet (where he is CEO but not President) and StarNet Int.

     H. Chase Lenfest is a director of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as Director of Sales, Lenfest Programming Services, Inc., a subsidiary of LCI.

     Brook J. Lenfest is a director of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as a Vice President and Director of Operations of StarNet.

CUSIP NO. 87229N200                                              Page 9 of 14

     John Malone ("Malone") is a director of LCI. His business address is c/o Tele-Communications, Inc. 5619 DTC Parkway, Englewood, Colorado 80111. Malone's principal occupation is as Chairman of the Board and CEO of Tele-Communications, Inc.

     Jerome B. Kern ("Kern") is a director of LCI. His business address is 599 Lexington Avenue, New York, NY 10022-6030. Kern's principal occupation is as Special Counsel to the law firm of Baker & Botts, L.L.P. Kern is also a director of Tele-Communications, Inc.

     Harry F. Brooks ("Brooks") is an Executive Vice President of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as Executive Vice President of LCI and its subsidiaries, including Suburban, StarNet and StarNet Int.

     Samuel W. Morris, Jr. is Vice President-General Counsel and Secretary of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as a Vice President-General Counsel and Secretary of LCI and its subsidiaries, including Suburban, StarNet and StarNet Int.

     Donald L. Heller is a Vice President of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as a Vice President of LCI.

     Maryann V. Bryla is a Vice President of LCI. Her business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456.

CUSIP NO. 87229N200                                              Page 10 of 14

Her principal occupation is as a Vice President of LCI and as Treasurer of its subsidiaries, including Suburban, StarNet and StarNet Int.

     Jeffrey DiFrancesco is Vice President-Strategic Planning of LCI. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as a Vice President-Strategic Planning of LCI and as a Vice President of Suburban.

     Marguerite B. Lenfest is Treasurer of LCI. Her business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. Her principal occupation is as Treasurer of LCI.

     Robert M. Lawrence is an Executive Vice President of Suburban. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as an Executive Vice President of Suburban.

     Debra Krzywicki is an Executive Vice President of Suburban. Her business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. Her principal occupation is as an Executive Vice President of Suburban.

     William J. Stanfield is the President of StarNet. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. His principal occupation is as President of StarNet.

     Robert F. Bower is the Senior Vice President/Chief Technology Officer of StarNet. His business address is c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456.

CUSIP NO. 87229N200                                              Page 11 of 14

His principal occupation is as Senior Vice President/Chief Technology Officer of StarNet.

     Except as described below, none of the foregoing natural persons has, during the last five years, been convicted in a criminal proceeding, and has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The information with respect to Malone and Kern is based upon filings made with the Securities Exchange Commission, and the Reporting Persons have no actual knowledge which contradicts such information. On August 15, 1996, Brooks was named in a 22 count indictment filed in the United States District Court for the Eastern District of Pennsylvania charging him with making false statements to a federal agency, together with copyright infringement. On December 10, 1996, Brooks pleaded guilty to a single misdemeanor charging him with copyright infringement. All other charges were dismissed. On March 7, 1997, he was placed on probation with conditions of work release and home confinement and ordered to pay a $25,000 fine.

     The Company is an affiliate of Tele-Communications, Inc. ("TCI"), a 50% stockholder of LCI. Because of contractual arrangements among the stockholders of LCI which grant to HFL the exclusive right to control a majority of the board of directors of LCI and the management and business affairs of LCI and its subsidiaries, the Reporting Persons disclaim any formation of a group with TCI or any beneficial ownership of shares of equity securities of the Company beneficially owned by TCI, Malone or Kern. Because of the control rights held by HFL, he has been included as a Reporting Person. HFL specifically disclaims any beneficial interest in the Preferred Stock beneficially owned by LCI, Suburban, StarNet and StarNet Int.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 16, 1997, The Box Worldwide, Inc. was merged with and into the Company. As a result, the common stock held by each Reporting Person was exchanged for shares of Preferred Stock of the Company without any additional consideration being paid by the Reporting Persons.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired all of the shares of Preferred Stock beneficially owned by them in the merger transaction described in Item 3, above. As a result, the Preferred Stock was acquired as an investment and without the purpose, intent or effect of changing or influencing the control of the Company.

     The Reporting Persons may hold or sell the shares of Preferred Stock beneficially owned by them, convert any or all of such shares into TCI Music Class A Common Stock or acquire additional shares of such stock or the TCI Music Class A Common Stock into which the shares of Preferred Stock are convertible. The Reporting Persons reserve the right to change their purposes or intentions at any time and from time to time.

CUSIP NO. 87229N200                                              Page 12 of 14

Item 5.  Interest in Securities of the Issuer.

     The Reporting Persons believe that the aggregate number of shares of Preferred Stock outstanding as of December 16, 1997, and after giving effect to the issuance of the shares of Preferred Stock in the merger transaction described in Item 3, above, is approximately 1,742,500 (as reported by outside counsel to the Company). The percentage of beneficial ownership of each of the Reporting Persons included in the responses to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares.

     In addition, the Preferred Stock votes with the TCI Music Class A Common Stock, which is entitled to one vote per share. The Preferred Stock is entitled to three votes per share. The Company also has outstanding TCI Music Class B Common Stock, which is entitled to ten (10) votes per share. As a result, the shares of Preferred Stock beneficially owned by the Reporting Persons represent less than one percent (1%) of the total votes which may be cast by all classes of TCI Music Common Stock.

     StarNet Int has Sole Voting Power and Sole Dispositive Power as to no shares and Shared Voting Power and Shared Dispositive Power as to 315,484 shares; StarNet has Sole Voting Power and Sole Dispositive Power as to no shares and Shared Voting Power and Shared Dispositive Power as to 447,332 shares; Suburban has Sole Voting Power and Sole Dispositive Power as to no shares and Shared Voting Power and Shared Dispositive Power as to 53,958 shares; and each of Lenfest Communications, Inc. and H.F. Lenfest has Sole Voting Power and Sole Dispositive Power as to no shares and Shared Voting Power and Shared Dispositive Power as to 501,290 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     StarNet previously entered into an agreement with Alan McGlade, the former President of StarNet and the former President of The Box Worldwide, Inc. which granted Mr. McGlade the option to purchase from StarNet up to 200,000 shares of the common stock of The Box owned by StarNet. As a result of the merger transaction described in Item 3, above, StarNet has offered to permit
Mr. McGlade to exercise his option in 14,000 shares of the Preferred Stock. The option expires on December 31, 1998. Until the option is exercised and record ownership of the shares is transferred to Mr. McGlade, Mr. McGlade has no voting or investment power over the shares.

      A copy of the  Agreement is filed with this  Schedule as Exhibit 99.0.2.


Item 7.  Material to be filed as Exhibits

Exhibit 99.0.1 Joint Filing Agreement, dated December 24, 1997.

Exhibit 99.0.2 Letter Agreement, dated December 24, 1997.

CUSIP NO. 87229N200                                              Page 13 of 14
                                  SCHEDULE 13D


                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC.,            STARNET, INC., a Delaware
a Delaware corporation                   corporation

By:   /s/ H.F. Lenfest
-------------------------
Name:  H.F. Lenfest                      By:  /s/ H.F. Lenfest
As:   President                          -------------------------
                                         Name:  H.F. Lenfest
                                         As:  President
Dated:  December 24, 1997
                                         Dated: December 24, 1997

H. F. Lenfest
                                         STARNET INTERACTIVE
                                         ENTERTAINMENT, INC., a Delaware
                                         corporation

/s/ H.F. Lenfest
-------------------------
Name:  H. F. Lenfest
Dated: December 24, 1997                 By:   /s/ H.F. Lenfest
                                         --------------------------
                                         Name:  H.F. Lenfest
                                         As:  President
SUBURBAN CABLE TV CO. INC.
                                         Dated: December 24, 1997


By:    /s/ H.F. Lenfest
-------------------------
Name:  H.F. Lenfest
As:   President

Dated: December 24, 1997

CUSIP NO. 87229N200                                              Page 14 of 14

                                  EXHIBIT INDEX


Exhibit No.                                  Description of Document

Exhibit 99.0.1                               Joint Filing Agreement,
                                             dated December 24, 1997.

Exhibit 99.0.2                               Letter Agreement, dated
                                             December 24, 1997.